Exhibit 3.1

Article FIFTH of the articles of incorporation of First Priority Financial Corp. is amended to read in its entirety as follows:

“The aggregate number of shares of capital stock which the Company shall have authority to issue is 30,000,000, divided into two classes consisting of 10,000,000 shares of preferred stock of the par value of $100.00 each (the “Preferred Stock”) and 20,000,000 shares of common stock of the par value of $1.00 each (“Common Stock”).”